EXHIBIT 17.1

From: Warner Peacock

Sent: Wednesday, June 15, 2011 2:54 PM

To: John Waters

Subject: FW: Friday, June 10, 2011 meeting

John,

This letter shall serve as notice of my resignation from the FFG and OB Bds effective Sunday June 12th, 2011.

Although, I have many reasons that I won’t elaborate on in this letter, the summary is that I am in disagreement with management and the holding company board about the operation of the bank in general, as it relates to maximizing earnings and shareholder value.